Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-120141) on Form S-8 of Cytomedix, Inc. of our reports dated February 23, 2007, with respect to the balance sheets of Cytomedix, Inc. as of December 31, 2006 and 2005, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which appear on pages 24 and 53 in this annual report on Form 10-K for the year ended December 31, 2006.

/s/ L J Soldinger Associates, LLC

Deer Park, Illinois
February 23, 2007